UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(AMENDMENT NO. 3)
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

Titanium Asset Management Corp.
(Name of Issuer)
Common Stock, par value $0.0001 (“Common Stock”)
(Title of Class of Securities)
U8885X107
(CUSIP Number)
December 31, 2012
(Date of Event Which Requires Filing of this Statement)

 Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. U8885X107

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Clal Finance Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0 shares of Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person : CO

Page 2 of 12 pages

CUSIP NO. U8885X107

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Clal Insurance Enterprises Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0 shares of Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person : CO

Page 3 of 12 pages

CUSIP NO. U8885X107

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). IDB Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0 shares of Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person : CO

Page 4 of 12 pages

CUSIP NO. U8885X107

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). IDB Holding Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0 shares of Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person : CO

Page 5 of 12 pages

CUSIP NO. U8885X107

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Nochi Dankner
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0 shares of Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person : IN

Page 6 of 12 pages

CUSIP NO. U8885X107

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Shelly Bergman
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0 shares of Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person : IN

Page 7 of 12 pages

CUSIP NO. U8885X107

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Ruth Manor
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0 shares of Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person : IN

Page 8 of 12 pages

CUSIP NO. U8885X107

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Avraham Livnat
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0 shares of Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person : IN

Page 9 of 12 pages

Item 1.

(a)	Name of Issuer: TITANIUM ASSET MANAGEMENT CORP. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices: 777 E. Wisconsin Avenue, Milwaukee, Wisconsin, 53202-5310

Item 2.

(a)           Name of Person Filing:

This Statement is filed by:

(1) Clal Finance Ltd.
(2) Clal Insurance Enterprises Holdings Ltd.
(3) IDB Development Corporation Ltd.
(4) IDB Holding Corporation Ltd.
(5) Mr. Nochi Dankner
(6) Mrs. Shelly Bergman
(7) Mrs. Ruth Manor and
(8) Mr. Avraham Livnat

The foregoing entities and individuals are collectively referred to as the “Reporting Persons” in this Statement.

(1)           Clal Finance Ltd., an Israeli private corporation (“Clal Finance”), is a wholly owned subsidiary of Clal Insurance Enterprises Holdings Ltd., an Israeli public corporation (“Clal”).

(2)           Clal is a majority owned subsidiary of IDB Development Corporation Ltd., an Israeli private corporation ("IDB Development").

(3)           IDB Development is a wholly owned subsidiary of IDB Holding Corporation Ltd., an Israeli public corporation ("IDB Holding").

(4)           Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat may, by reason of their interests in, and relationships among them with respect to, IDB Holding, be deemed to control the corporations referred to in paragraphs (1) - (3) above.

(b)           Address of Principal Business Offices or, if none, Residence:

Clal Finance Ltd. - 37 Menachem Begin Street, Tel-Aviv 65220, Israel.

Clal Insurance Enterprises Holdings Ltd. – 48 Menachem Begin Street, Tel-Aviv 66180, Israel.

IDB Development Corporation Ltd. -  The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

IDB Holding Corporation Ltd.  -  The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

Mr. Nochi Dankner -  The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

Mrs. Shelly Bergman -  9 Hamishmar Ha'Ezrachi Street, Afeka, Tel Aviv 69697, Israel.

Mrs. Ruth Manor -  26 Hagderot Street, Savyon 56526, Israel.

Mr. Avraham Livnat - Taavura Junction, Ramle 72102, Israel.

Page 10 of 12 pages

(c)	Citizenship:

Citizenship or place of organization of all Reporting Persons, as the case may be, is Israel.

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”).

(e)	CUSIP Number: U8885X107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

Page 11 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 17, 2013

CLAL FINANCE LTD.
CLAL INSURANCE ENTERPRISES HOLDINGS LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY BERGMAN
RUTH MANOR
AVRAHAM LIVNAT

BY: CLAL FINANCE LTD.

BY: /s/ Yoram Naveh           /s/ Dror Biran
Yoram Naveh and Dror Biran, authorized signatories of Clal Finance Ltd., for itself and on behalf of Clal Insurance Enterprises Holdings Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth  Manor and Avraham Livnat, pursuant to an agreement annexed as Exhibit 1 to the Schedule 13G filed on February 12, 2009.

Page 12 of 12 pages